FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Evusheld US FDA EUA

9 December 2021 07:00 GMT

Evusheld (formerly AZD7442) long-acting antibody combination authorised for emergency use in the US for pre-exposure prophylaxis (prevention) of COVID-19

Only antibody therapy authorised in US for pre-exposure prophylaxis

Pivotal phase III data showed robust efficacy and long-term protection with one dose in high-risk population

AstraZeneca's Evusheld (tixagevimab co-packaged with cilgavimab), a long-acting antibody (LAAB) combination, has received emergency use authorisation (EUA) in the US for the pre-exposure prophylaxis (prevention) of COVID-19, with first doses expected to become available very soon.

The Food and Drug Administration (FDA) granted the EUA for Evusheld for pre-exposure prophylaxis of COVID-19 in adults and adolescents (aged 12 and older who weigh 40kg or more) with moderate to severe immune compromise due to a medical condition or immunosuppressive medications and who may not mount an adequate immune response to COVID-19 vaccination, as well as those individuals for whom COVID-19 vaccination is not recommended. Recipients should not be currently infected with or had recent known exposure to a person infected with SARS-CoV-2.

Myron J. Levin, MD, Professor of Pediatrics and Medicine, University of Colorado School of Medicine, US, and principal investigator on the PROVENT trial, said: "Millions of people in the US and around the world remain at serious risk for COVID-19 because their immune systems do not generate a sufficient immune response, even after receiving all recommended doses of vaccine. I am excited to offer my patients Evusheld as an easily-administered new option that provides long-lasting protection that could help them return to their everyday lives."

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, AstraZeneca, said: "We are proud to play a leading role in fighting the COVID-19 pandemic and, with Evusheld, we now have the first antibody therapy authorised in the US to prevent COVID-19 symptoms before virus exposure, while also providing long lasting protection with a single dose.  Evusheld neutralises all previous SARs-CoV-2 variants to date, and we are working quickly to establish its efficacy against the new Omicron variant. We thank our clinical trial participants, the investigators, scientists, and government agencies and our colleagues at AstraZeneca who have all contributed to the development of Evusheld."

Brian Koffman, MDCM (retired), MS Ed, Co-Founder, Executive Vice President and Chief Medical Officer of the CLL (Chronic Lymphocytic Leukemia) Society, US, said: "One of the primary questions I keep getting asked by patients is 'When can I hug my grandchildren again?' As a physician and person with a weakened immune system, l am filled with hope now that Evusheld will soon be available to those who can't count on vaccination alone to provide the protection they need."

Evusheld is a combination of two long-acting monoclonal antibodies and is the only antibody therapy authorised in the US for COVID-19 pre-exposure prophylaxis and the only COVID-19 antibody delivered as an intramuscular dose (150mg tixagevimab and 150mg cilgavimab).

About 2% of the global population is considered at increased risk of an inadequate response to a COVID-19 vaccine.1,2 About seven million people in the US are immunocompromised and may benefit from Evusheld for pre-exposure prophylaxis of COVID-19.1,3,4 This includes people with blood cancers or other cancers being treated with chemotherapy, and those taking medications after an organ transplant or who are taking immunosuppressive drugs for conditions including multiple sclerosis and rheumatoid arthritis.5-9

The primary data supporting the Evusheld EUA are from the ongoing PROVENT Phase III pre-exposure prevention trial, which showed a statistically significant reduction (77% at primary analysis, 83% at median six-month analysis) in the risk of developing symptomatic COVID-19 compared to placebo, with protection from the virus continuing for at least six months. More follow-up is needed to establish the full duration of protection provided by Evusheld. Data from the Phase III STORM CHASER post-exposure trial and the Evusheld Phase I trial also supported the EUA. Evusheld was well-tolerated in the trials.

Evusheld and SARS-CoV-2 variants
Studies are underway to provide information on the impact of the new Omicron variant (B.1.1.529) on Evusheld. 10,11 Of the Omicron binding site substitutions relevant to Evusheld that have been tested to date in preclinical assays, none have been associated with escape from Evusheld neutralisation.10,11 In vitro findings demonstrate Evusheld neutralises other recent emergent SARS-CoV-2 viral variants, including the Delta and Mu variants.10

Evusheld is being developed with support from the US government, including federal funds from the Department of Health and Human Services; Office of the Assistant Secretary for Preparedness and Response; Biomedical Advanced Research and Development Authority in partnership with the Department of Defense; Joint Program Executive Office for Chemical, Biological, Radiological and Nuclear Defense, under Contract No. W911QY-21-9-0001.

AstraZeneca has agreed to supply the US government with 700,000 doses of Evusheld. The U.S. government has indicated that it plans to distribute these doses to states and territories at no cost and on a pro rata basis.

AstraZeneca is progressing with filings around the globe for potential emergency use authorisation or conditional approval of Evusheld in both COVID-19 prophylaxis and treatment.

Notes

Evusheld
Evusheld, formerly known as AZD7442 is a combination of two LAABs - tixagevimab (AZD8895) and cilgavimab (AZD1061) - derived from B-cells donated by convalescent patients after SARS-CoV-2 virus. Discovered by Vanderbilt University Medical Center and licensed to AstraZeneca in June 2020, the human monoclonal antibodies bind to distinct sites on the SARS-CoV-2 spike protein13 and were optimised by AstraZeneca with half-life extension and reduced Fc receptor and complement C1q binding. The half-life extension more than triples the durability of its action compared to conventional antibodies and could afford up to 12 months of protection from COVID-19 following a single administration;14-16 data from the Phase III PROVENT trial show protection lasting at least six months.17 The reduced Fc receptor binding aims to minimise the risk of antibody-dependent enhancement of disease - a phenomenon in which virus-specific antibodies promote, rather than inhibit, infection and/or disease.18  Evusheld is delivered as an IM dose of 150mg tixagevimab and 150mg cilgavimab administered in two separate, consecutive injections.

In August 2021, AstraZeneca announced that Evusheld demonstrated a statistically significant reduction in the risk of developing symptomatic COVID-19 in the PROVENT trial; efficacy was 83% compared to placebo in a six-month analysis announced on 18 November 2021. In October 2021, AstraZeneca announced positive high-level results from the Evusheld TACKLE Phase III outpatient treatment trial. Evusheld is also being studied as a potential treatment for hospitalised COVID-19 patients as part of the National Institute of Health's ACTIV-3 trial and in an additional collaborator hospitalisation treatment trial.

Under the terms of the licensing agreement with Vanderbilt, AstraZeneca will pay single-digit royalties on future net sales.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.
Oliver, S MD. Data and clinical considerations for additional doses in immunocompromised people. ACIP Meeting July 22, 2021. Available at: https://www.cdc.gov/vaccines/acip/meetings/downloads/slides-2021-07/07-COVID-Oliver-508.pdf. [Last accessed: December 2021].
2.
AstraZeneca data on file.
3.
Taken as percentage of U.S Population: 328.2m (2019).
4.
CDC: Lower range: adult pneumococcal vaccine (~25% ), mid range: flu (~48%), upper range: COVID vaccine (~70%).
5.
Centers for Disease Control and Prevention. Altered Immunocompetence. General Best Practice Guideline for Immunization: Best Practices Guidance of the Advisory Committee on Immunization Practices. [Online]. Available at: https://www.cdc.gov/vaccines/hcp/acip-recs/general-recs/immunocompetence.html. [Last accessed: December 2021].
6.
Boyarsky BJ, et al. Immunogenicity of a Single Dose of SARS-CoV-2 Messenger RNA Vaccine in Solid Organ Transplant Recipients. JAMA. 2021; 325 (17):1784-1786.
7.
Rabinowich L, et al. Low immunogenicity to SARS-CoV-2 vaccination among liver transplant recipients, Journal of Hepatology (2021). doi: https://doi.org/10.1016/ j.jhep.2021.04.020.
8.
Deepak P, et al. Glucocorticoids and B Cell Depleting Agents Substantially Impair Immunogenicity of mRNA Vaccines to SARS-CoV-2. medRxiv [Preprint]. 2021 Apr 9:2021.04.05.21254656. doi: 10.1101/2021.04.05.21254656. PMID: 33851176; PMCID: PMC8043473.
9.
Simon D, et al. SARS-CoV-2 vaccination responses in untreated, conventionally treated and anticytokine-treated patients with immune-mediated inflammatory diseases. Ann Rheum Dis. 2021 May 6: annrheumdis-2021-220461. doi: 10.1136/annrheumdis-2021-220461. Epub ahead of print. PMID: 33958324.
10.
ACTIV. National Center for Advancing Translational Sciences Open Data Portal. SARS-CoV-2 Variants & Therapeutics, All Variants Reported in vitro Therapeutic Activity. Available at: https://opendata.ncats.nih.gov/variant/activity. [Last accessed: December 2021].
11.
Bloom Labs. Available from:
1.
https://twitter.com/jbloom_lab/status/1464005705891868702/photo/1 [Last accessed December 2021].
12.
AstraZeneca data on file.
13.
Dong J, et al. Genetic and structural basis for recognition of SARS-CoV-2 spike protein by a two-antibody cocktail. bioRxiv. 2021; doi: 10.1101/2021.01.27.428529.
14.
Robbie GJ, et al. A novel investigational Fc-modified humanized monoclonal antibody, motavizumab-YTE, has an extended half-life in healthy adults. Antimicrob Agents Chemother. 2013; 57 (12): 6147-53.
15.
Griffin MP, et al. Safety, tolerability, and pharmacokinetics of MEDI8897, the respiratory syncytial virus prefusion F-targeting monoclonal antibody with an extended half-life, in healthy adults. Antimicrob Agents Chemother. 2017; 61(3): e01714-16.
16.
Domachowske JB, et al. Safety, tolerability and pharmacokinetics of MEDI8897, an extended half-life single-dose respiratory syncytial virus prefusion F-targeting monoclonal antibody administered as a single dose to healthy preterm infants. Pediatr Infect Dis J. 2018; 37(9): 886-892.
17.
AstraZeneca news release. New analyses of two AZD7442 COVID-19 trials in high-risk populations confirm robust efficacy and long-term prevention.  Available at: https://www.astrazeneca.com/media-centre/press-releases/2021/new-analyses-of-two-azd7442-covid-19-phase-iii-trials-in-high-risk-populations-confirm-robust-efficacy-and-long-term-prevention.html. [Last accessed: December 2021]
18.
van Erp EA, et al. Fc-mediated antibody effector functions during respiratory syncytial virus infection and disease. Front Immunol. 2019; 10: 548.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 9 December 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary